UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Half-Year Report for the six-month period ended June 30, 2023

2.	Earnings Release for Q2 2023

Item 1

Millicom International Cellular S.A.

Half year report

June 30, 2023

Contents

•	Interim Management Report

•	Responsibility Statement

•	Report on review of interim condensed consolidated financial statements

•	Unaudited Interim Condensed Consolidated Financial Statements

Interim Management Report

Purpose

This half-year report for the six-month period ended June 30, 2023 has been prepared in accordance with the requirements of Article 4 of the Luxembourg Transparency Law of 11 January 2008, and should be read in conjunction with the annual report of Millicom International Cellular S.A. ("Millicom" or "the Company") for the year ended December 31, 2022 (including the consolidated financial statements included therein) and the unaudited interim condensed consolidated financial statements included in this half-year report.

Cautionary statement considering forward-looking statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, armed conflict, acts by terrorists, including the impact of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network, the reintroduction of a share repurchase program and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F for the year ended December 31, 2022, filed with the U.S Securities and Exchange Commission on February 28, 2023 (the "2022 Annual Report"), including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Group performance

Revenue

Group revenue decreased 3.3% ($93 million) year-on-year to $2,762 million in H1 2023. The decrease is largely due to the impact of weaker currencies in some countries and lower telephone and equipment sales.

Cost of sales

Cost of sales decreased at a rate of 1.7% ($13 million) year-on-year to $752 million, mainly due to lower handset sales which was partially offset by a $10 million provision related to a legal ruling in Colombia, higher bad debt provision, and higher programming costs.

Operating expenses

Operating expenses increased 4.1% ($39 million) year-on-year to $988 million, mainly due to a one-off expense of $21 million related to the cost reduction project ("Everest"), incremental costs related to investments to protect our leadership position in Guatemala and an increase in share based compensation cost ($12m) reflecting the higher share price.

Depreciation and Amortization

Depreciation decreased 5.3% ($27 million) year-on-year to $482 million, mostly due to the foreign exchange impact and revision of the estimated useful life of towers and civil works (refer to note 2). Amortization expense increased 3.6% ($6 million) year-on-year to $177 million mainly due to the renewal of the spectrum license related to 1900 Mhz band in Colombia (refer to note 10).

Share of profit in Honduras joint venture

Millicom's share of profit in joint ventures was $21 million in H1 2023, an increase of 5.8% year-on-year reflecting the performance of our joint venture in Honduras.

Other operating income (expenses), net

Other operating income (expenses), net, increased by $4 million year-on-year mainly due to gains on PP&E disposals in our operations in Guatemala and Colombia offset partially by losses on similar disposals on our operations in Panama and Bolivia.

Financial income/(expense), net

Financial income (expenses), net increased by $35 million year-on year to $340 million mainly due to higher interest rates on our variable rate debt (primarily in Colombia) as well as recently introduced commissions on dollar purchases in Bolivia.

Other non-operating (expenses) income, net

Gain from other non-operating items was $27 million in H1 2023 compared to a loss of $7 million in H1 2022 mainly driven by foreign exchange gains in Colombia.

Charges for taxes, net

Tax expense was $141 million in H1 2023, decreasing from $147 million in H1 2022 primarily due to the effect of a tax amnesty booked in H1 2022 in one of our operations partially offset by the impairment of some tax credits in H1 2023.

Net profit/ (loss) for the period

Net loss attributable to the owners of the Company was $19 million or 0.11 per share for H1 2023 compared to a net profit of $152 million or $1.42 per share in H1 2022.

Non-controlling interests share of net loss was $49 million in H1 2023 compared to a net loss of $17 million in H1 2022, reflecting the share of losses of the Group's partners in Tigo Colombia.

Share Capital

At June 30, 2023, Millicom had 172.1 million issued and paid up common shares of par value $1.50 each (2022: 172.1 million). T. Out of the 172.1 million issued and paid up common shares, 757 thousand were held by the Company as treasury shares (2022: 1,229 thousand). During H1 2023, the Company withheld approximately 100 thousand shares for the settlement of tax obligations on behalf of the employees under the share-based compensation schemes and issued around 556 thousand shares to management under the same schemes as part of their annual remuneration and directors as part of director remuneration.

Risks and uncertainty factors

Inflation across the region has generally declined in line with global trends. Nevertheless, interest rates remain high, impacting the Group's variable interest rate debt and financing. This is particularly visible for the Group's operations in Colombia where inflation has remained elevated near 12% and where a significant portion of the debt is at variable interest rates. The Group has also experienced a generalized softening of consumer demand which has translated into slower service revenue growth, as well as energy and labor cost pressure on margins. This trend began in H2 2022 and has continued throughout H1 of 2023. Over the past year, the Group has taken meaningful steps to mitigate these impacts, including the implementation of numerous price increases, cost efficiency and investment optimization initiatives which position the Group to sustain positive service revenue and cash flow growth going forward.

The Group continues to monitor the developments of the aforementioned events and their potential impact on performance and accounting considerations.

Financial risk management objectives and policies

Millicom’s financial risk management policies and objectives remain unchanged compared to what the Group presented in Section D. Financial risk management of the 2022 consolidated financial statements (included in Group's 2022 Annual Report).

Internal controls and Governance in the preparation of the consolidated financial statements are set out in the Governance section from pages 53 to 116 in Group's 2022 Annual Report.

Related-Party transactions

Millicom conducts transactions with certain related parties on normal commercial terms and conditions. Material related party transactions are subject to the review of the audit and compliance committee of the Company's board of directors. For further details on Millicom Group’s significant related parties please refer to note G.5. of the 2022 consolidated financial statements (included in Group's 2022 Annual Report).

Outlook1

As communicated on June 28, 2023, Millicom targets cumulative equity free cash flow of at least $500 million for the 2022-2024 period. Based on the company’s outlook, 2024 is expected to be the strongest year in the three-year period due to savings from Project Everest and lower expected spectrum investment and lower one-time items compared to 2023.

1 Equity Free Cash Flow ('EFCF') is a non-IFRS measures. Please refer to our 2022 Annual Report for a list and description of non-IFRS measures.

Subsequent events

On July 14, 2023, the Group received an adverse legal ruling in Colombia related to actors' guild public performance royalty rights. Although we have already filed an appeal, an additional $10 million provision has been reflected in the Group's interim condensed consolidated financial statements as adjusting subsequent event.

/s/ José Antonio Ríos García

Chairman of the Board of Directors

Luxembourg, July 27, 2023

Responsibility Statement

The Board of Directors and the executive management of the company reaffirm their responsibility to ensure the maintenance of proper accounting records disclosing the consolidated financial position of the Group with reasonable accuracy at any time, and ensuring that an appropriate system of internal controls is in place to ensure that the Group’s business operations are carried on efficiently and transparently.

In accordance with Article 4 of the law of January 11, 2008 on transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, Millicom declares that, to the best of our knowledge, the interim condensed consolidated financial statements for the six-month period ended June 30, 2023, prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted for use in the European Union, give a true and fair view of the assets, liabilities, financial position and results of the interim period.

In addition, management’s report includes a fair review of the development and performance of the Group’s operations during the interim period and of business risks, where appropriate, faced by the Group.

Signed on July 27, 2023

On behalf of Millicom International Cellular S.A., by:

/s/ Mauricio Ramos

Chief Executive Officer

/s/ Sheldon Bruha

Chief Financial Officer

Report on review of interim condensed consolidated financial statements

To the Shareholders,

Millicom International Cellular S.A.

2, rue du Fort Bourbon

L – 1249 - Luxembourg

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of Millicom International Cellular S.A. as of 30 June 2023, which comprise the interim condensed consolidated statement of financial position as at 30 June 2023 and the related interim condensed consolidated statement of income, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity, the interim condensed consolidated statement of cash flow for the six-month period then ended and explanatory notes. Management is responsible for the preparation and fair presentation of these interim condensed financial statements in accordance with the International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board and as adopted by the European Union. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 as issued by the International Accounting Standards Board and as adopted by the European Union.

Ernst & Young

Société anonyme

Cabinet de révision agréé

Bruno Di Bartolomeo

Luxembourg, 27 July 2023

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

Unaudited interim condensed consolidated statement of income for the three and six-month periods ended June 30, 2023

in millions of U.S. dollars except per share data	Notes	Six months ended June 30, 2023	Six months ended June 30, 2022	Three months ended June 30, 2023	Three months ended June 30, 2022
Continuing Operations
Revenue	5	2,762	2,856	1,393	1,447
Cost of sales		(752)	(765)	(380)	(395)
Gross profit		2,010	2,090	1,013	1,052
Operating expenses		(988)	(949)	(498)	(475)
Depreciation		(482)	(509)	(238)	(252)
Amortization		(177)	(171)	(90)	(90)
Share of profit in Honduras joint venture	8	21	20	11	12
Other operating income (expenses), net		4	—	1	—
Operating profit	5	388	481	198	247
Interest and other financial expenses	11	(348)	(309)	(178)	(166)
Interest and other financial income		9	4	4	2
Other non-operating (expenses) income, net	6	27	(7)	8	(11)
Profit (loss) from other joint ventures and associates, net		(3)	—	1	(1)
Profit (loss) before taxes from continuing operations		73	170	33	71
Tax expense	12	(141)	(147)	(81)	(78)
Profit (loss) from continuing operations		(68)	23	(48)	(6)
Profit (loss) from discontinued operations, net of tax	4	—	111	—	117
Net profit (loss) for the period		(68)	135	(48)	111

Attributable to:
Owners of the Company		(19)	152	(22)	129
Non-controlling interests		(49)	(17)	(26)	(18)

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($ per share)	7	(0.11)	1.42	(0.13)	1.14
Diluted ($ per share)	7	(0.11)	1.41	(0.13)	1.13

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

Unaudited interim condensed consolidated statement of comprehensive income for the three and six-month periods ended June 30, 2023

in millions of U.S. dollars	Six months ended June 30, 2023	Six months ended June 30, 2022	Three months ended June 30, 2023	Three months ended June 30, 2022
Net profit (loss) for the period	(68)	135	(48)	111
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	20	40	9	18
Change in value of cash flow hedges, net of tax effects	(12)	4	(7)	1
Total comprehensive income (loss) for the period	(60)	179	(46)	130

Attributable to:
Owners of the Company	(4)	196	(15)	150
Non-controlling interests	(56)	(17)	(31)	(20)

Total comprehensive income (loss) for the period arises from:
Continuing operations	(60)	67	(46)	12
Discontinued operations	—	111	—	118

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

Unaudited interim condensed consolidated statement of financial position as at June 30, 2023

in millions of U.S. dollars	Notes	June 30, 2023	December 31, 2022
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	10	7,703	7,361
Property, plant and equipment, net	9	3,038	2,989
Right of use assets, net		888	884
Investment in Honduras joint venture	8	602	590
Contract costs, net		11	10
Deferred tax assets		217	204
Derivative financial instruments	13	12	19
Other non-current assets		154	76
TOTAL NON-CURRENT ASSETS		12,624	12,133

CURRENT ASSETS
Inventories		69	53
Trade receivables, net		489	379
Contract assets, net		83	77
Amounts due from non-controlling interests, associates and joint ventures	8	18	15
Prepayments and accrued income		175	117
Current income tax assets		97	111
Supplier advances for capital expenditure		14	21
Other current assets		129	197
Restricted cash		58	57
Cash and cash equivalents		697	1,039
TOTAL CURRENT ASSETS		1,828	2,065
TOTAL ASSETS		14,452	14,198

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

Unaudited interim condensed consolidated statement of financial position as at June 30, 2023 (continued)

in millions of U.S. dollars	Notes	June 30, 2023	December 31, 2022
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		1,340	1,343
Treasury shares		(30)	(47)
Other reserves		(534)	(559)
Retained profits		2,867	2,691
Net profit/ (loss) for the period/year attributable to owners of the Company		(19)	177
Equity attributable to owners of the Company		3,624	3,605
Non-controlling interests		(27)	29
TOTAL EQUITY		3,597	3,634

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	6,509	6,624
Lease liabilities	11	868	853
Derivative financial instruments	13	61	53
Payables and accruals for capital expenditure	10	788	473
Provisions and other non-current liabilities		304	295
Deferred tax liabilities		147	148
TOTAL NON-CURRENT LIABILITIES		8,677	8,445

CURRENT LIABILITIES
Debt and financing	11	226	180
Lease liabilities	11	159	163
Derivative financial instruments		2	—
Payables and accruals for capital expenditure		307	428
Other trade payables		362	400
Amounts due to non-controlling interests, associates and joint ventures	8	109	58
Accrued interest and other expenses		442	412
Current income tax liabilities		72	86
Contract liabilities		172	88
Provisions and other current liabilities		327	305
TOTAL CURRENT LIABILITIES		2,178	2,119
TOTAL LIABILITIES		10,855	10,565
TOTAL EQUITY AND LIABILITIES		14,452	14,198

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2023

in millions of U.S. dollars	Notes	June 30, 2023	June 30, 2022
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		73	170
Profit before taxes from discontinued operations	4	—	114
Profit before taxes		73	284
Adjustments to reconcile to net cash:
Interest expense on leases		58	71
Interest expense on debt and other financing		290	250
Interest and other financial income		(9)	(4)
Adjustments for non-cash items:
Depreciation and amortization	4,5	659	700
Share of profit in Honduras joint venture		(21)	(20)
Gain on disposal and impairment of assets, net		(4)	(123)
Share-based compensation		26	14
(Profit) loss from other associates and joint ventures, net		3	(1)
Other non-cash non-operating (income) expenses, net	6	(27)	6
Changes in working capital:
Increase in trade receivables, prepayments and other current assets, net		(201)	(96)
Increase in inventories		(15)	(43)
Increase (decrease) in trade and other payables, net		61	(54)
Decrease in contract assets, liabilities and costs, net		(7)	(7)
Total changes in working capital		(162)	(200)
Interest paid on leases		(58)	(70)
Interest paid on debt and other financing		(240)	(195)
Interest received		10	3
Taxes paid		(120)	(156)
Net cash provided by operating activities		479	559
Cash flows from investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired		—	(264)
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	—	112
Purchase of spectrum and licenses		(101)	(49)
Purchase of other intangible assets	10	(91)	(125)
Purchase of property, plant and equipment	9	(429)	(406)
Proceeds from sale of property, plant and equipment	9	7	7
Dividends and dividend advances received from joint ventures and associates		50	1
Settlement of derivative financial instruments	13	(23)	8
Transfer (to) / from pledge deposits, net		(5)	33
Loans granted within the Tigo Money lending activity, net		(4)	—
Cash (used in) provided by other investing activities, net		10	10
Net cash used in investing activities		(586)	(674)

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2023 (continued)

Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	75	1,322
Repayment of debt and other financing	11	(230)	(1,931)
Lease capital repayment		(84)	(83)
Proceeds from the rights offering, net of costs	14	—	718
Advances and dividends paid to non-controlling interests		—	(3)
Net cash from (used in) financing activities		(239)	24
Exchange impact on cash and cash equivalents, net		3	(4)
Net decrease in cash and cash equivalents		(342)	(95)
Cash and cash equivalents at the beginning of the year		1,039	895
Effect of cash in disposal group held for sale	4	—	(24)
Cash and cash equivalents at the end of the period		697	776

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

Unaudited interim condensed consolidated statements of changes in equity for the six-month period ended June 30, 2023

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2021	101,739	(1,538)	153	476	(60)	2,609	(594)	2,583	157	2,740
Total comprehensive income for the period	—	—	—	—	—	152	44	196	(17)	179
Effects of rights offering	70,357	—	106	612	—	—	—	718	—	718
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
Purchase of treasury shares(ii)	—	(87)	—	—	(3)	1	—	(3)	—	(3)
Share based compensation	—	—	—	—	—	—	10	10	—	11
Issuance of shares under share-based payment schemes	—	397	—	(2)	16	4	(16)	1	—	1
Effect of the buy-out of non-controlling interests in Panama	—	—	—	—	—	78	—	78	(78)	—
Balance on June 30, 2022	172,096	(1,229)	258	1,086	(48)	2,843	(556)	3,584	60	3,644
Balance on December 31, 2022	172,096	(1,213)	258	1,085	(47)	2,868	(559)	3,605	29	3,634
Total comprehensive income for the year	—	—	—	—	—	(19)	15	(4)	(56)	(60)
Purchase of treasury shares(ii)	—	(100)	—	—	(4)	2	—	(2)	—	(2)
Share based compensation	—	—	—	—	—	—	25	25	—	26
Issuance of shares under share-based payment schemes	—	556	—	(3)	22	(1)	(17)	—	—	—
Effect of the buy-out of non-controlling interests in Panama	—	—	—	—	—	(1)	—	(1)	—	—
Balance on June 30, 2023	172,096	(757)	258	1,082	(30)	2,848	(534)	3,624	(27)	3,598

(i)	Retained profits – includes profit for the period attributable to equity holders, of which at June 30, 2023, $495 million (2022: $486 million) are not distributable to equity holders.

(ii)	During the six-month period ended June 30, 2023, Millicom withheld approximately 99,902 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2022: 87,382)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

Notes to the unaudited interim condensed consolidated financial statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On July 26, 2023, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2022 consolidated financial statements, except for the changes described in item III below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	Current macroeconomic environment and its effect on the Group's business activities, financial situation and economic performance

Inflation across the region has generally declined in line with global trends. Nevertheless, interest rates remain high, impacting the Group's variable interest rate debt and financing. This is particularly visible for the Group's operations in Colombia where inflation has remained elevated near 12% and where a significant portion of the debt is at variable interest rates. The Group has also experienced a generalized softening of consumer demand which has translated into slower service

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023 revenue growth, as well as energy and labor cost pressure on margins. This trend began in H2 2022 and has continued throughout H1 of 2023. Over the past year, the Group has taken meaningful steps to mitigate these impacts, including the implementation of numerous price increases, cost efficiency and investment optimization initiatives which position the Group to sustain positive service revenue and cash flow growth going forward.

The Group continues to monitor the developments of the aforementioned events and their potential impact on performance and accounting considerations.

III.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

◦	Amendments to IAS 1, 'Disclosure of Accounting Policies' that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.

◦	IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates.

◦	Amendments to IAS 12, 'Income Taxes: Deferred tax related to Assets and liabilities arising from a Single Transaction' - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognizing deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented. The Group has been applying the so-called "Linked transaction approach" in the calculation of deferred taxes related to leases (and ARO) since the adoption of IFRS 16 (in compliance with these amendments). Therefore, the adoption of these amendments did not have an impact for the Group.

Amendments to standards effective for annual periods starting on January 1, 2023 (not yet endorsed by the EU):

◦	Amendments to IAS 12, 'Income taxes: International Tax Reform – Pillar Two Model Rules': These amendments give companies temporary relief from accounting for deferred taxes arising from the Organisation for Economic Co-operation and Development’s (OECD) international tax reform. The amendments also introduce targeted disclosure requirements for affected companies. This amendment is not applicable for interim periods ending on or before December 31, 2023. The potential impact of the adoption of these amendments is currently being assessed by Management.

The following changes to standards are effective for annual periods starting on January 1, 2024 and their potential impact on the Group consolidated financial statements is currently being assessed by Management:

◦	Amendments to IFRS 16 'Leases: Lease Liability in a Sale and Leaseback' (not yet endorsed by the EU)- The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

◦	Amendments to IAS 1, 'Presentation of Financial Statements' (not yet endorsed by the EU): These amendments aim to improve the information an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

◦	Amendments to IAS 7, 'Statement of Cash Flows' and IFRS 7, 'Financial Instruments: Disclosures: Supplier Finance Arrangements' (not yet endorsed by the EU): These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis.

IV.	Change in accounting estimate

During the six-month period ended June 30, 2023, the estimated useful lives of some property, plant and equipment were revised. As a result, the estimated useful lives of the Group's towers, poles and ducts were changed from 15 to 25 years, while the related civil works' useful lives were increased from 10 to 15 years. These changes are considered as a change in accounting estimate per IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors' and are therefore accounted for prospectively, meaning that no changes should be accounted for past periods. This also applies to assets that are fully depreciated – and for which no new cost should be reset. i.e., they remain fully depreciated.

For the full year 2023, the expected net effect of the changes is a decrease in depreciation expense of approximately $27 million compared to what we expected the depreciation charge to be using previous estimated useful lives. Management considers it is impracticable to estimate the net effect of the changes in depreciation for the future years.

This change in accounting estimate also affects the lease right-of-use assets (for those being depreciated over the shorter of useful life and lease term) and on asset retirement obligation provisions. Though, its impact is immaterial.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions for the six-month period ended June 30, 2023

There were no material acquisitions during the six-month period ended June 30, 2023.

Acquisitions 2022

As of June 14, 2022, the Group received the formal notification from the minority shareholders of Cable Onda S.A. confirming the exercise of their put option right to sell their remaining 20% shareholding to Millicom for an amount of approximately $290 million. The transaction closed on June 29, 2022 and the payment was applied against the already recorded put option liability of $290 million.

As a result, the non-controlling interests' carrying value of $78 million have been transferred to the Group's equity.

Disposals 2022 - Tanzania

On March 10, 2022, Millicom obtained the final necessary regulatory approvals to sell its operations in Tanzania. The transaction was completed on April 5, 2022 (see note 4).

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations-Tanzania

As from March 10, 2022, and in accordance with IFRS 5, all assets and liabilities of our operations in Tanzania were classified as held for sale and their results have been removed from the results of continuing operations and are shown as a single line item on the face of the consolidated statement of income under 'Profit (loss) from discontinued operations, net of tax'.

On April 5, 2022, Millicom completed the sale for an initial cash consideration of approximately $101 million (subject to final price adjustment). The net assets de-consolidated on the date of the disposal amounted to $79 million and the net gain on disposal was calculated at $109 million.

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations were predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business, as discussed above, the Millicom Group had businesses in two main regions, Latin America and Africa, which constituted our two reportable segments. As a result of the sale of the Tanzania business and its classification as a discontinued operation, we no longer report an Africa segment in our unaudited interim condensed consolidated financial statements and no longer report it in our consolidated financial statements. The Group now only operates in a single region, Latin America.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

As a result, the Group now reports a single segment, called the ‘Group Segment’, which includes the results of our Latin American operations, and regional and central corporate costs. Group segment figures will continue to include our Honduras joint venture as if it was fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations.

Revenue, operating profit (loss), EBITDA and other segment information for the three- and six-month periods ended June 30, 2023 and 2022, are shown on the following pages.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

5. SEGMENT INFORMATION (Continued)

Six months ended June 30, 2023 (in millions of U.S. dollars)	Group Segment	Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	1,683	(224)	1	1,460
Cable and other fixed services revenue	1,116	(57)	4	1,063
Other revenue	34	(2)	—	33
Service revenue (i)	2,834	(283)	4	2,555
Telephone and equipment revenue	226	(20)	—	207
Revenue	3,060	(302)	4	2,762
Operating profit (loss)	431	(64)	21	388
Add back:
Depreciation and amortization	711	(53)	1	659
Share of profit in Honduras joint venture	—	—	(21)	(21)
Other operating expenses (income), net	(3)	(1)	—	(4)
EBITDA (ii)	1,139	(118)	1	1,022
Capital expenditure (iii)	(550)	37	—	(513)
Spectrum and licenses paid	(101)	—	—	(101)
Changes in working capital and others (iv)	(128)	(8)	—	(136)
Taxes paid	(153)	33	—	(120)
Operating free cash flow (v)	207	(55)	1	153
Total Assets (vi)	14,810	(1,079)	722	14,452
Total Liabilities	11,395	(660)	120	10,855

(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets.

(iii)	Excluding spectrum and licenses.

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense.

(v)	Operating Free Cash Flow is EBITDA less cash capex, less spectrum and licenses paid, less change in working capital, other non-cash items (share-based payment expense) and taxes paid. From 2022, the Group changed the definition of Operating Free Cash Flow to include spectrum paid in response to feedback from users of our financial statements who prefer a more comprehensive view of our cash flow generation.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Honduras as reported in the Group Segment.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

5. SEGMENT INFORMATION (Continued)

Six months ended June 30, 2022 (in millions of U.S. dollars)	Group Segment	Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	1,702	(215)	1	1,487
Cable and other fixed services revenue	1,142	(53)	3	1,092
Other revenue	38	(2)	—	36
Service revenue (i)	2,881	(270)	3	2,615
Telephone and equipment revenue	259	(18)	—	241
Revenue	3,140	(288)	3	2,856
Operating profit (loss)	522	(60)	20	481
Add back:
Depreciation and amortization	732	(53)	—	680
Share of profit in Honduras joint venture	—	—	(20)	(20)
EBITDA (ii)	1,254	(113)	—	1,141
EBITDA from discontinued operations	22	—	—	22
EBITDA incl discontinued operations	1,276	(113)	—	1,163
Capital expenditure (iii)	(571)	46	—	(524)
Spectrum and licenses paid	(49)	—	—	(49)
Changes in working capital and others (iv)	(194)	8	—	(186)
Taxes paid	(181)	25	—	(156)
Operating free cash flow (v)	281	(34)	—	248
Total Assets (vi)	14,653	(1,055)	729	14,327
Total Liabilities	11,190	(621)	115	10,683

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

5. SEGMENT INFORMATION (Continued)

Three months ended June 30, 2023 (in millions of U.S. dollars)	Group Segment	Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	851	(112)	—	738
Cable and other fixed services revenue	564	(28)	2	537
Other revenue	17	(1)	—	16
Service revenue (i)	1,431	(141)	2	1,291
Telephone and equipment revenue	112	(11)	—	101
Revenue	1,543	(152)	2	1,393
Operating profit (loss)	221	(33)	11	198
Add back:
Depreciation and amortization	354	(26)	—	328
Share of profit in Honduras joint venture	—	—	(11)	(11)
Other operating expenses (income), net	—	(1)	—	(1)
EBITDA (ii)	574	(60)	—	515
EBITDA from discontinued operations	—	—	—	—
EBITDA incl discontinued operations	574	(60)	—	515
Capital expenditure (iii)	(240)	16	—	(224)
Spectrum and licenses paid	(48)			(48)
Changes in working capital and others (iv)	(30)	5	—	(25)
Taxes paid	(112)	29	—	(83)
Operating free cash flow (v)	145	(10)	—	135

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

5. SEGMENT INFORMATION (Continued)

Three months ended June 30, 2022 (in millions of U.S. dollars)	Group Segment	Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	858	(108)	—	751
Cable and other fixed services revenue	572	(27)	1	547
Other revenue	19	(1)	—	18
Service revenue (i)	1,449	(136)	2	1,315
Telephone and equipment revenue	142	(10)	—	132
Revenue	1,591	(145)	2	1,447
Operating profit (loss)	266	(32)	13	247
Add back:
Depreciation and amortization	368	(27)	—	342
Share of profit in Honduras joint venture	—	—	(12)	(12)
Other operating expenses (income), net	—	1	(1)	—
EBITDA (ii)	634	(58)	—	577
EBITDA from discontinued operations	(8)	—	—	(8)
EBITDA incl discontinued operations	627	(58)	—	569
Capital expenditure (iii)	(269)	21	—	(248)
Spectrum and licenses paid	(19)	—	—	(19)
Changes in working capital and others (iv)	(70)	7	—	(62)
Taxes paid	(116)	22	—	(94)
Operating free cash flow (v)	153	(7)	—	146

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Six months ended June 30, 2023	Six months ended June 30, 2022	Three months ended June 30, 2023	Three months ended June 30, 2022
Change in fair value of derivatives (Note 13)	3	11	4	2
Change in value of call option and put option liability (Note 3)	—	(1)	(2)	(1)
Exchange gains (losses), net	23	(17)	6	(13)
Other non-operating income (expenses), net	2	1	1	—
Total	27	(7)	8	(11)

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Six months ended June 30, 2023	Six months ended June 30, 2022	Three months ended June 30, 2023	Three months ended June 30, 2022
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	(19)	40	(22)	12
Net profit (loss) attributable to equity holders from discontinued operations	—	111	—	117
Net profit (loss) attributable to all equity holders to determine the profit (loss) per share	(19)	152	(22)	129

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	171,096	107,046	171,287	113,488
Potential shares as a result of share-based compensation plans	1,432	276	2,254	468
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	172,529	107,322	173,541	113,956

in U.S. dollars
Basic
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	(0.11)	0.38	(0.13)	0.11
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	—	1.04	—	1.03
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	(0.11)	1.42	(0.13)	1.14
Diluted
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	(0.11)	0.38	(0.13)	0.11
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	—	1.04	—	1.02
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	(0.11)	1.41	(0.13)	1.13

(i)	For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

8. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. Our investments in joint ventures is comprised solely of Honduras.

At June 30, 2023, the equity accounted net assets of our joint venture in Honduras totaled $419 million (December 31, 2022: $401 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2022: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the six-month period ended June 30, 2023, Millicom's joint venture in Honduras repatriated cash of $62 million in the form of management fees, dividend advances and repayment of a shareholder loan (June 30, 2022: $26 million).

At June 30, 2023, Millicom had $102 million payable to Honduras joint venture which were mainly made up of loan advances (December 31, 2022: $48 million). In addition, as of June 30, 2023, Millicom had a total receivable from Honduras of $15 million, (December 31, 2022: $13 million) mainly corresponding to other operating receivables.

The table below summarizes the movements for the year in respect of the Group's joint ventures carrying values:

in millions of U.S. dollars	2023
Honduras (i)
Opening Balance at January 1, 2023	590
Millicom's share of the results for the period	21
Dividends declared during the period	(9)
Currency exchange differences	—
Closing Balance at June 30, 2023	602

(i) Share of profit is recognized under ‘Share of profit in Honduras joint ventures’ in the statement of income for the period ended June 30, 2023.

9. PROPERTY, PLANT AND EQUIPMENT

During the six-month period ended June 30, 2023, Millicom added property, plant and equipment for $315 million (June 30, 2022: $378 million) and received $7 million from disposal of property, plant and equipment (June 30, 2022: $7 million).

10. INTANGIBLE ASSETS

During the six-month period ended June 30, 2023, Millicom added intangible assets for $368 million of which $317 million related to spectrum and licenses, and $52 million to additions of other intangible assets (June 30, 2022: $192 million of which $116 million related to an adjustment on spectrum and licenses and $76 million to additions of intangible assets) and did not receive any proceeds from disposal of intangible assets (June 30, 2022: nil).

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

On February 3, 2023, the Colombian 'Ministerio de Tecnologias de la Informacion y las Comunicaciones' (MINTIC) approved the renewal of the spectrum license related to 1900 Mhz band, which was initially granted on February 3, 2003, for an additional period of 20 years. The total preliminary consideration amounts to COP 1.14 billion (approximately $271 million at June 30, 2023 exchange rate). While the total acquisition consideration is known, final payment terms and conditions are still under negotiation. Tigo Colombia filed an appeal in that respect and is currently waiting for an answer from MINTIC. As of June 30, 2023, the spectrum license of approximately $297 million - including the estimated cost of bank guarantees of $14 million - has been recorded as an intangible asset with a corresponding liability under 'Payables and accruals for capital expenditure' in the statement of financial position.

On May 8, 2023, the Guatemalan Superintendence of Telecommunications (SIT) announced a public auction of 120 MHz of radio spectrum in the 2.5 GHz band which was held on June 2, 2023. The auction included 8 blocks, 7 of which were awarded to Comunicaciones Celulares, S.A. ("Comcel") for a total cash consideration of approximately $33 million.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most significant movements in debt and financing for the six-month period ended June 30, 2023 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of occurrence.

Luxembourg

On May 10, 2023, MIC SA notified holders of its SEK 2,000 million stibor plus 2.35% Senior Unsecured Floating Rate Sustainability Notes due 2024 of the early voluntary redemption of the Notes in full. The notes, amounting to SEK 2,000 million (approximately $184 million), have been redeemed on June 8, 2023. These were hedged through cross currency swaps for which the Group paid $23 million on the settlement date (see note 13).

Colombia

On January 5, 2023, UNE EPM Telecomunicaciones S.A. ("UNE") issued a COP230 billion (approximately $50 million) bond consisting of two tranches with three and four and a half-year maturities. Interest rates are variable, based on CPI + a margin, and interest is payable in Colombian peso.

Guatemala

The $150 million debt outstanding with Banco Industrial initially due on 2025 was extended to October 31, 2028.

On June 13, 2023, our principal subsidiary in Guatemala, Comcel, executed a new 7-year loan with Banco Industrial up to GTQ 400 million of which GTQ 250 million (approximately $32 million) have been disbursed, mainly to finance the acquisition of spectrum (refer to note 10).

Bolivia

In February 2023, Tigo Bolivia signed three new bank loan agreements in local currency for a corresponding total amount of approximately $10 million and a repayment period of 5 years.

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at June 30, 2023	As at December 31, 2022
Due within:
One year	226	180
One-two years	202	394
Two-three years	508	564
Three-four years	1,517	777
Four-five years	744	1,122
After five years	3,538	3,766
Total debt and financing	6,735	6,804

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at June 30, 2023 and December 31, 2022.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at June 30, 2023	As at December 31, 2022	As at June 30, 2023	As at December 31, 2022
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	38	13	—	2
1-3 years	118	70	—	—
3-5 years	349	418	—	—
Total	506	501	—	2

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

11. FINANCIAL OBLIGATIONS (Continued)

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Six months ended June 30, 2023	Six months ended June 30, 2022	Three months ended June 30, 2023	Three months ended June 30, 2022
Interest expense on bonds and bank financing	(235)	(213)	(119)	(111)
Interest expense on leases	(58)	(64)	(30)	(33)
Early redemption charges	(1)	—	(1)	—
Others	(53)	(32)	(28)	(23)
Total interest and other financial expenses	(348)	(309)	(178)	(166)

12. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of June 30, 2023, the total amount of claims brought against MIC SA and its subsidiaries is $279 million (December 31, 2022: $239 million). The Group's share of the comparable exposure for its joint venture in Honduras is $13 million (December 31, 2022: $13 million).

As at June 30, 2023, $31 million has been provisioned by its subsidiaries for these risks in the unaudited interim condensed consolidated statement of financial position (See also note 14) (December 31, 2022: $25 million). The Group's share of provisions made by the joint venture was $1 million (December 31, 2022: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Taxation

At June 30, 2023, the tax risks exposure of the Group's subsidiaries is estimated at $200 million, for which provisions of $38 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2022: $221 million of which provisions of $38 million were recorded). The Group's share of comparable tax exposure and provisions in its joint venture amounts to $108 million (December 31, 2022: $97 million) and $7 million (December 31, 2022: $7 million), respectively.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

Capital commitments

At June 30, 2023, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $443 million of which $374 million are due within one year (December 31, 2022: $406 million of which $259 million are due within one year). The Group’s share of commitments in its Honduras joint venture is $27 million of which $27 million are due within one year. (December 31, 2022: $29 million and $29 million respectively).

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at June 30, 2023 and December 31, 2022:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As at June 30, 2023	As at December 31, 2022	As at June 30, 2023	As at December 31, 2022
Financial liabilities
Debt and financing	6,735	6,804	5,990	6,327

(i)        Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion bond and the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $211 million and $236 million, respectively, using the exchange rate at the time of the issuance of each bond) issued in May 2019 and January 2022, respectively with maturity dates May 2024 and January 2027, respectively. All swap contracts attached to the 2024 SEK 2 billion bond were terminated on May 10, 2023, after the early redemption of the bond (refer to note 11) and were settled against a cash payment of $23 million.

In January 2023, MIC S.A. also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by UNE (refer to note 11). These swaps are accounted for as cash flow hedges as hedging relationships are highly effective.

The fair value of MIC S.A. swaps, amounts to a liability of $61 million as of June 30, 2023 (December 31, 2022: a liability of $53 million) and are recorded through other comprehensive income.

In 2020 and 2018, respectively, the Group's operations in Colombia and El Salvador entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. On January 12, 2023, the interest rate swap in El Salvador matured, with a settlement payment of $21 thousand (fair value at December 31, 2022:nil) and the fair value of Colombia swaps amounted to an asset of $10 million as of June 30, 2023 (December 31, 2022: an asset of $19 million).

The net fair value of the derivative financial instruments for the Group, as of June 30, 2023 amounted to a liability of $51 million (December 31, 2022: a liability of $34 million )

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six- month period ended June 30, 2023

There are no other derivative financial instruments with a significant fair value at June 30, 2023.

14. SUBSEQUENT EVENTS

Colombia litigation

On July 14, 2023, the Group received an adverse legal ruling in Colombia related to actors' guild public performance royalty rights. Although we have already filed an appeal, an additional $10 million provision has been reflected in the Group's interim condensed consolidated financial statements as adjusting subsequent event.

Item 2

Earnings Release Q2 2023

Luxembourg, July 27, 2023

Millicom (Tigo) Q2 2023 Earnings Release

Highlights*

•	Revenue declined 3.8% mainly due to currency depreciation compared to the prior year and lower telephone and equipment sales. Excluding currency impacts, revenue declined 0.2% year-on-year.

•	Service revenue increased 1.9% organically, with growth across all business units, including 6.1% growth in B2B and 1.7% growth in mobile driven by 8.6% growth in postpaid, with growth in most countries.

•	Operating profit declined 19.8%, mostly reflecting currency depreciation and lower EBITDA, which declined 7.9% organically, impacted mainly by restructuring costs, higher non-cash share-based compensation and legal expenses, as well as incremental costs related to investments to protect our leadership position in Guatemala.

•	Operating cash flow increased 3.3% to $333 million, an organic increase of 9.5%, mostly reflecting lower capital investment in our Home business in some countries, which more than offset the decline in EBITDA.

•	Net loss of $22 million compared to net profit $129 million in Q2 2022, which included a large gain on the sale of our Tanzania operation.

•	During Q2, our Colombia operation signed a Memorandum of Understanding with Telefonica Colombia to create a jointly-owned mobile infrastructure company, which is expected to produce material synergies. Full transaction documentation is not yet completed, and the transaction is subject to various regulatory approvals.

Financial highlights ($ millions)	Q2 2023	Q2 2022	% change	Organic % Change	H1 2023	H1 2022	% change	Organic % Change
Revenue	1,393	1,447	(3.8)%	(0.2)%	2,762	2,856	(3.3)%	1.0%
Operating Profit	198	247	(19.8)%		388	481	(19.4)%
Net Profit / (Loss)	(22)	129	NM		(19)	152	(112.5)%
Non-IFRS measures (*)
Service Revenue	1,291	1,315	(1.8)%	1.9%	2,555	2,615	(2.3)%	2.1%
EBITDA	515	577	(10.8)%	(7.9)%	1,022	1,141	(10.4)%	(7.0)%
Capex	182	255	(28.5)%		367	454	(19.1)%
Operating Cash Flow	333	322	3.3%	9.5%	655	687	(4.7)%	0.1%

*See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Millicom Chief Executive Officer Mauricio Ramos commented:

"The second quarter saw both continued challenges and positive trends. On the positive side, our B2B operation continued to perform very well, with organic growth of 6%, along with postpaid, which grew almost 9% during the quarter.

In contrast, growth in our Home business remained challenged, especially in Colombia and Bolivia, two of our largest Home markets, and we have adjusted our investment plans accordingly. In Guatemala, we took additional steps to defend our mobile market leadership, which impacted profitability during the quarter but allowed us to maintain our customer base and market leadership, maximizing value creation potential over the long term. We also expect the

Earnings Release Q2 2023

recent acquisition of high-band spectrum will further strengthen our competitive position as we start to utilize it in coming months. With this, we remain optimistic about the outlook in our most important market.

Looking ahead, our four key priorities are to: (1) deliver the expected efficiencies from Project Everest, (2) sustain market leadership and improve cash generation in Guatemala, (3) accelerate cash flow improvement in Colombia via organic and inorganic initiatives, and (4) capture value from Lati, our tower and infrastructure company. Delivering on these priorities will position the company to generate robust and sustainable equity free cash flow and create significant shareholder value."

Financial Targets

As communicated on June 28, 2023, Millicom targets cumulative equity free cash flow of at least $500 million for the 2022-2024 period. Based on the company’s outlook, 2024 is expected to be the strongest year in the three-year period due to savings from Project Everest and lower expected spectrum investment and lower one-time items compared to 2023.

Subsequent Event

On July 14, 2023, we received an adverse legal ruling in Colombia related to actors' guild public performance royalty rights. Although we have already filed an appeal, an additional $10 million provision was reflected in these Q2 results.

Earnings Release Q2 2023

Group Quarterly Financial Review - Q2 2023

Income statement data (i) (IFRS)	Q2 2023	Q2 2022	% change	H1 2023	H1 2022	% change
$ millions (except EPS in $)
Revenue	1,393	1,447	(3.8)%	2,762	2,856	(3.3)%
Cost of sales	(380)	(395)	3.8%	(752)	(765)	1.7%
Gross profit	1,013	1,052	(3.8)%	2,010	2,090	(3.8)%
Operating expenses	(498)	(475)	(4.8)%	(988)	(949)	(4.1)%
Depreciation	(238)	(252)	5.6%	(482)	(509)	5.3%
Amortization	(90)	(90)	(0.1)%	(177)	(171)	(3.6)%
Share of profit in Honduras joint venture	11	12	(12.0)%	21	20	5.8%
Other operating income (expenses), net	1	—	NM	4	—	NM
Operating profit	198	247	(19.8)%	388	481	(19.4)%
Net financial expenses	(174)	(164)	(5.8)%	(340)	(305)	(11.3)%
Other non-operating income, (expense) net	8	(11)	NM	27	(7)	NM
Gains/(losses) from other JVs and associates, net	1	(1)	NM	(3)	—	NM
Profit before tax	33	71	(53.1)%	73	170	(57.2)%
Net tax expense	(81)	(78)	(4.6)%	(141)	(147)	4.4%
Profit/(loss) for the period from continuing ops.	(48)	(6)	NM	(68)	23	NM
Non-controlling interests	26	18	38.6%	49	17	NM
Profit (loss) from discontinued operations	—	117	NM	—	111	NM
Net profit/(loss) for the period	(22)	129	NM	(19)	152	NM
Weighted average shares outstanding (millions)	171.29	113.49	50.9%	171.10	107.05	59.8%
EPS	(0.13)	1.14	(111.3)%	(0.11)	1.42	(107.8)%

In Q2 2023, revenue declined 3.8% year-on-year mainly due to currency depreciation (mostly from the Colombian peso down 12.0% year-on-year and the Paraguayan guarani down 5.2% year-on-year). Excluding the effect of foreign exchange rates, total revenue declined 0.2%, while service revenue increased 1.9%.

Cost of sales decreased 3.8% year-on-year due to lower handset sales which was partially offset by a $10 million provision related to a legal ruling in Colombia. Operating expenses increased 4.8% year-on-year due to several non-recurring or unusual items, including: organizational restructuring costs related to Project Everest, higher non-cash share-based compensation, largely due to a higher stock price, as well as higher legal fees, stemming in part from the buyout discussions that have now concluded.

Depreciation decreased 5.6% year-on-year to $238 million, reflecting a revision to the estimated useful life of towers, as well the impact of a weaker Colombian peso, which appreciated 5.5% during the quarter but remains below year ago levels. Meanwhile, amortization was flat at $90 million. As a result of the above factors, operating profit declined 19.8% year-on-year.

Earnings Release Q2 2023

Net financial expenses increased by $10 million year-on-year, mostly due to higher interest rates on our variable rate debt (primarily in Colombia) as well as recently introduced commissions on dollar purchases in Bolivia. Other non-operating income of $8 million mostly related to foreign exchange gains in Colombia.

Tax expense increased to $81 million in Q2 2023 compared to $78 million in Q2 2022, mainly due to the impairment of some Colombia tax credits in Q2 2023. Non-controlling interests of $26 million in Q2 2023 compares to $18 million in Q2 2022, reflecting our partners' share of net losses in both years in Colombia. In Q2 2022, we recognized a profit from discontinued operations of $117 million reflecting a gain on the sale of our former Tanzania operation.

As a result of the above items, net loss attributable to owners of the company was $22 million, or $0.13 per share, compared to a net profit of $129 million ($1.14 per share) in Q2 2022.

The weighted average number of shares outstanding during the quarter was 171.29 million. As of June 30, 2023, there were 172.10 million shares issued and outstanding, including 0.76 million held as treasury shares.

Cash Flow

Cash flow data* ($ millions)	Q2 2023	Q2 2022	% change	H1 2023	H1 2022	% change
EBITDA from continuing operations	515	577	(10.8)%	1,022	1,141	(10.4)%
EBITDA from discontinued operations	—	(8)	NM	—	22	NM
EBITDA including discontinued operations	515	569	(9.5)%	1,022	1,163	(12.1)%
Cash capex (excluding spectrum and licenses)	(224)	(248)	9.7%	(513)	(524)	2.2%
Spectrum paid	(48)	(19)	NM	(101)	(49)	(104.1)%
Changes in working capital	(33)	(65)	48.3%	(154)	(193)	20.1%
Other non-cash items	9	3	NM	18	7	NM
Taxes paid	(83)	(94)	11.7%	(120)	(156)	23.1%
Operating free cash flow	135	146	(7.5)%	153	248	(38.4)%
Finance charges paid, net	(101)	(90)	(12.0)%	(230)	(193)	(19.2)%
Lease interest payments, net	(29)	(32)	9.8%	(58)	(70)	17.5%
Lease principal repayments	(44)	(39)	(13.3)%	(84)	(83)	(1.4)%
Free cash flow	(38)	(14)	NM	(219)	(98)	NM
Repatriation from joint ventures and associates	14	13	5.8%	62	27	NM
Dividends and advances to non-controlling interests	—	(3)	NM	—	(3)	NM
Equity free cash flow	(24)	(4)	NM	(157)	(73)	(114.8)%
Less: Equity free cash flow - Africa	—	(5)	NM	—	(12)	NM
Equity free cash flow - excluding Africa	(24)	1	NM	(157)	(62)	NM

* See page 12 for a description of non-IFRS measures discussed in the above table. 2022 cash flow data includes our operation in Tanzania until its disposal on April 5, 2022.

Earnings Release Q2 2023

Operating Free Cash Flow (OFCF) of $153 million in H1 2023 compares to $248 million in H1 2022. The decline of $95 million largely reflects the following items:

•	Lower EBITDA due to the impact of currency depreciation in Colombia, expenses related to the organizational restructuring, the adverse legal ruling in Colombia, and increased commercial activity in Guatemala.

•	Higher spectrum payments in 2023 reflect acquisitions of strategically-important spectrum in the 2.6 GHz band in Guatemala for $33 million in Q2 and of AWS spectrum in Panama for $20 million in Q1.

•	Lower working capital, mostly due to lower inventory.

•	Lower tax payments, reflecting lower profitability.

Finance charges increased $37 million year-on-year to $230 million. The increase largely reflects the $23 million payment in Q1 of the semi-annual coupon on the Comcel bonds issued in January 2022, as well as higher interest paid on our variable rate debt and the recently introduced commissions on the purchase of dollars in Bolivia.

Lease interest and lease principal payments totaled $142 million in H1 2023, representing a decline of $11 million from $153 million in H1 2022, due to the 2022 disposal of our Africa operation which had large lease liabilities, as well as the effect of a weaker Colombian peso on leases denominated in local currency in that country.

Finally, repatriation from joint ventures and associates was $62 million in H1 2023, an increase of $34 million compared to H1 2022, reflecting timing differences in our repatriation plans for 2023 compared to 2022. As a result of the above, Equity Free Cash Flow (EFCF) in H1 2023 was an outflow of $157 million, compared to an outflow of $62 million (excluding Africa) in H1 2022.

Debt

($ millions)	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
USD Debt	3,905	4,103	4,100	4,140	4,024
Local Currency Debt	2,829	2,742	2,704	2,725	2,840
Gross Debt	6,735	6,845	6,804	6,865	6,864
Derivative financial instruments	51	42	34	63	34
Less: Cash	703	904	1,039	884	779
Net Debt*	6,083	5,983	5,799	6,044	6,118
Leases	1,027	1,026	1,016	1,025	1,034
Net Financial Obligations*	7,110	7,009	6,814	7,069	7,152
EBITDA* (LTM)	2,109	2,172	2,228	2,141	1,954
Proforma Adjustments	—	—	—	103	317
Proforma EBITDA*	2,109	2,172	2,228	2,244	2,271
Leverage*	3.37x	3.23x	3.06x	3.15x	3.15x

* Net Debt, Net financial obligations, EBITDA and Leverage are non-IFRS measures and are IFRS consolidated figures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. Cash includes term deposits of $7 million as of June 30, 2023. Proforma adjustments relate to the acquisition of the Guatemala operation on November 12, 2021.

Earnings Release Q2 2023

During the quarter, gross debt declined $111 million to $6,735 million as of June 30, 2023, compared to $6,845 million at the end Q1 2023, as a result of the early redemption of the SEK2.0 billion Senior Unsecured Sustainability Notes due 2024. The percent of gross debt in local currency1 remained unchanged at 42%, while 80% of our debt was at fixed rates2 with an average maturity of 5.2 years. Approximately 65% of gross debt at June 30, 2023 was held at our operating entities, while the remaining 35% was at the corporate level. All these debt metrics are in line with our targets.

The average interest rate on our debt was 6.6%. On our dollar-denominated debt3, the average rate was 5.6% with an average maturity of 5.8 years as of June 30, 2023.

Our cash position was $703 million as of June 30, 2023, a decline of $201 million compared to $904 million as of March 31, 2023, due to the early redemption of the SEK bond, and 69% was held in U.S. dollars. As a result, our net debt was $6,083 million as of June 30, 2023, an increase of $100 million during the quarter, reflecting mostly the effect of currency appreciation during the quarter on our local currency denominated debt, as well as the $24 million of EFCF outflow in Q2.

Including lease liabilities of $1,027 million, net financial obligations were $7,110 million as of June 30, 2023, an increase of $101 million during the quarter, in line with the increase in net debt. Leverage, which includes lease obligations, was 3.37x as of June 30, 2023, up from 3.23x as of March 31, 2023. Excluding the impact of leases, the ratio of net debt to EBITDAaL was 3.34x, compared to 3.18x as of March 31, 2023.

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Fixed network services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

1 Or swapped for local currency

2 Or swapped for fixed rates

3 Including SEK denominated bonds that have been swapped into US dollars.

Earnings Release Q2 2023

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

Most countries continued to experience subdued economic activity in the second quarter. Inflation across the region has declined in line with global trends, although the rate in Colombia has remained elevated at more than 12%. Foreign exchange rate volatility remained elevated in some of our markets, with nearly all floating currencies appreciating during the quarter, led by the Costa Rican colon and the Colombian peso up 3.5% and 5.5%, respectively, from March 31, 2023, levels. Despite the strengthening trend observed during the first half of 2023, the average exchange rate for the quarter for the Colombia peso and the Paraguayan guarani remained below year ago levels by 12.0% and 5.2%, respectively. Foreign exchange rates and movements are presented on page 15.

Key Performance Indicators

Mobile services

During Q2 2023, our mobile customer base increased by 35,000 to end at 40.6 million, an increase of 1.9% year-on-year. Postpaid continued to perform very strongly with net additions of 189,000 in Q2, including more than 122,000 in Colombia, where our customer base is up 11.2% over the last twelve months.

Mobile ARPU declined 3.5% mostly due to the effect of the weaker Colombian peso. Excluding the impact of foreign exchange, organic ARPU was flat year-on-year, driven by local currency growth in Colombia, Paraguay, El Salvador and Nicaragua. The improvement in local currency ARPU trends reflects price increases implemented in recent quarters, as well as the shift in mix toward postpaid in markets such as Colombia.

Broadband and other fixed services

At the end of Q2 2023, our fixed networks passed 13.1 million homes, an increase of 96,000 during the quarter, reflecting reduced Home investment in some markets where demand has moderated and returns have declined over the past year. During the quarter, HFC/FTTH customer relationships declined 91,000 net, in part due to a one-time adjustment of 52,000 to our customer count. Excluding this impact, HFC/FTTH customers declined 39,000, as we continued to prioritize price discipline and installation fees amidst a challenging macroeconomic environment with heightened competition in some markets.

Home ARPU declined 2.3% year-on-year, due largely to the weaker Colombian peso. Organically, Home ARPU was flat year on year, marking an improvement compared to declines of 1.0% in Q1 2023 and of 2.5% for the full year 2022, reflecting price increases implemented across our footprint over the past year. In local currency, ARPU increased in Paraguay, Colombia and Costa Rica.

Earnings Release Q2 2023

Key Performance Indicators* (‘000)	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q2 2023 vs Q2 2022
Mobile customers	40,600	40,565	40,576	40,014	39,855	1.9%
Of which 4G customers	21,201	20,971	20,886	19,806	19,134	10.8%
Of which postpaid subscribers	6,739	6,550	6,382	6,155	6,161	9.4%
Mobile ARPU ($)	6.0	5.8	6.0	6.0	6.2	(3.5)%
Homes passed	13,097	13,001	12,905	12,700	12,448	5.2%
Of which HFC/FTTH	12,836	12,731	12,632	12,433	12,179	5.4%
Customer relationships	4,660	4,776	4,811	4,780	4,767	(2.3)%
Of which HFC/FTTH	4,033	4,124	4,139	4,109	4,083	(1.2)%
HFC/FTTH revenue generating units	8,545	8,683	8,708	8,636	8,572	(0.3)%
Of which Broadband Internet	3,727	3,768	3,778	3,764	3,740	(0.4)%
Home ARPU ($)	26.7	25.9	25.4	26.2	27.3	(2.3)%

* KPIs re-presented to include Guatemala in all periods and exclude both Africa, which has been classified as discontinued operations, and our joint venture in Honduras, which is not consolidated in the Group figures.

Financial indicators

In Q2 2023, revenue declined 3.8% year-on-year to $1,393 million, while service revenue declined 1.8% to $1,291 million. Excluding currency movements, organic service revenue growth was 1.9% year-on-year, reflecting growth in all business units, including 6.1% organic growth in B2B and 8.6% organic growth in postpaid, as well as growth in most countries, as described below:

•	Guatemala service revenue declined 1.6% in local currency, as growth in subscription businesses was offset by lower revenue from incoming international traffic and in prepaid mobile, where we introduced new pricing plans during the quarter in response to competition.

•	Colombia service revenue grew 2.4% in local currency mainly due to high-single digit growth in mobile and mid-single digit growth in B2B, partially offset by a decline in Home.

•	Paraguay had its best quarter in years, growing 9.6% in local currency, reflecting double-digit growth in Mobile and B2B, and mid-single digit growth in Home, as recent network investments have improved customer experience, lowered churn, and increased ARPU. In addition, we are also seeing improved trends in Pay TV, thanks in large part to our collaborative work with the government to crackdown on piracy over the past year.

•	Panama grew 4.1%, as we continue to leverage our market leadership in Home to drive rapid growth in Mobile.

•	Bolivia declined 2.9%, as high-single digit growth in B2B was more than offset by declines in Home and Mobile, with the latter impacted by a change in regulation that took place in August of 2022.

•	El Salvador grew 5.0% and Nicaragua grew 7.5%, with all three business units contributing to another solid quarterly performance in both countries

•	Costa Rica declined 2.9%, as the 24.0% appreciation of the colon impacted revenue of B2B, given a significant majority of customer contracts are in dollars. In U.S. dollar terms, Costa Rica revenue grew 20.3%.

Earnings Release Q2 2023

•	Service revenue in our Honduras joint venture (not consolidated) grew 4.9% in local currency, with all three business units contributing to the growth.

Financial Highlights* ($m, unless otherwise stated)	Q2 2023	Q2 2022	% change	Organic % change	H1 2023	H1 2022	% change	Organic % change
Revenue	1,393	1,447	(3.8)%	(0.2)%	2,762	2,856	(3.3)%	1.0%
Service revenue	1,291	1,315	(1.8)%	1.9%	2,555	2,615	(2.3)%	2.1%
Mobile	738	751	(1.6)%		1,460	1,487	(1.8)%
Cable and other fixed services	537	547	(1.8)%		1,063	1,092	(2.7)%
Other	16	18	(12.0)%		33	36	(8.9)%
EBITDA	515	577	(10.8)%	(7.9)%	1,022	1,141	(10.4)%	(7.0)%
EBITDA margin	37.0%	39.9%	(2.9) pt		37.0%	40.0%	(2.9) pt
Capex	182	255	(28.5)%		367	454	(19.1)%
OCF	333	322	3.3%	9.5%	655	687	(4.7)%	0.1%

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and lease capitalizations. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

By business unit, Home service revenue increased 0.2% organically, as sustained growth in our smaller Home markets such as Nicaragua, Paraguay and El Salvador was partially offset by weaker results in some of our larger markets including Bolivia, Panama and Colombia. In our Mobile B2C business, organic service revenue grew 1.7% year-on-year, driven by postpaid, which grew 8.6% due to continued customer conversion from prepaid to postpaid as well as price increases implemented over the last year. Finally, organic B2B service revenue accelerated to 6.1%, fueled by a 29.2% increase in digital services and growth in all countries except for Costa Rica, which was negatively impacted by foreign exchange.

EBITDA was $515 million, a decrease of 10.8% year-on-year. Excluding the impact of foreign exchange, EBITDA declined 7.9% organically year-on-year. Several factors contributed to the decline, including:

•	organizational restructuring costs of $6 million related to Project Everest;

•	an adverse legal ruling in Colombia that resulted in a $10 million provision;

•	the impact of a higher stock price on non-cash share-based compensation;

•	costs associated with the buyout discussions that terminated on June 15, 2023;

•	investments related to our Tigo Money and tower (LATI) businesses; and,

•	costs associated with the recent addition of Vix to our content supermarket in our Central American markets.

Earnings Release Q2 2023

Excluding all of these items, EBITDA would have declined approximately 3% organically. By country, EBITDA was as follows:

•	Guatemala declined 7.7%, reflecting actions we are taking to defend our market leadership in prepaid, which has led to reduced pricing,increased advertising and promotion spend, lower handset prices and margins, as well as increased network and content costs.

•	Colombia declined 1.3%, adversely impacted by severance payments for $1 million related to Project Everest and an adverse legal ruling that resulted in a $10 million provision in Q2 2023 as well as $4 million related to the settlement of an interconnection dispute in Q2 2022. Adjusting for the one-time items in both years, EBITDA would have grown 5.0%.

•	Panama declined 4.7%, as it was positively impacted by a $5 million reversal of a legal provision in Q2 2022. Adjusting for this one-time item, EBITDA would have grown 1.5%, as service revenue growth of 4.1% was partially offset by increased content spend and expenses related to our Tigo Sports channel, as well as increased bad debt.

•	Paraguay increased 9.1%, impacted by severance payments for $2 million related to Project Everest. Adjusting for this one-time impact, EBITDA would have increased 12.4%, reflecting the strong service revenue growth during the period.

•	Bolivia declined 7.7%, impacted by the regulatory change implemented in August 2022, and partially offset by a favorable legal ruling for $2 million during the quarter. Adjusting for this one-time item, EBITDA would have declined 10.1%.

•	El Salvador grew 3.2%, Nicaragua grew 4.7%, and Costa Rica declined 1.7% in local currency, but grew 21.8% in US dollars.

•	Our joint venture in Honduras (not consolidated) grew 4.3%, reflecting improved revenue trends, which were partially offset by $2 million in severance payments. Adjusting for this one-time payment, EBITDA would have grown 6.8%.

Capex was $182 million in the quarter. In Mobile, we added more than 250 Points of Presence to our 4G network, ending with more than 18,500, an increase of 11% year-on-year. At the end of Q2 2023, our 4G networks covered approximately 81% of the population4, up from approximately 78% as of Q2 2022. During the quarter, we acquired 2.6GHz spectrum in Guatemala for $33 million.

Operating Cash Flow (OCF) increased year-on-year to $333 million in Q2 2023 from $322 million in Q2 2022. Excluding the impact of currencies, OCF increased 9.5% organically.

4 The population is approximately 105 million in our markets, excluding Costa Rica and Honduras.

Earnings Release Q2 2023

ESG highlights – Q2 2023

The Annual General Meeting (AGM) of shareholders approved the share-based incentive plans for Millicom employees, allocating 10% of the long term incentive target to ESG metrics. The five key ESG metrics that will be used to measure progress are:

1.	Female % of Total Employees

2.	Female % of Leadership

3.	Progress toward established SBTi targets

4.	Women and girls trained as part of our Conectadas program

5.	Teachers trained under our Maestr@s Conectad@s program

This is another step in our commitment to grow our business in a sustainable and responsible way.

On June 15, we signed the pledge regarding the Rule of Law in El Salvador, Guatemala, and Honduras promoted by the Partnership for Central America with nine other companies such as Mastercard, Microsoft, and PepsiCo, among others. We believe that by fostering a culture of transparency, integrity, and ethical practices, we can drive positive change, not only within our own organization but also in the wider private sector, contributing to a more sustainable business environment in Central America.

On June 30, Millicom released its first Report on eligibility and alignment with the EU taxonomy regulation. Also, in June, we launched a group-wide Human Rights Policy, which highlights our commitment to protecting the rights of our customers, workforce, and stakeholders. Our policy outlines the seriousness with which we take these issues and the robust governance framework we have in place to safeguard our practices and mitigate related risks.

Environment

In Q2, Millicom commemorated three important dates related to the environment: April 22nd World Earth Day, May 17th Global Recycling Day, and June 5th Environmental Day. During these days, Millicom and our operations performed volunteering activities focused on the environment, awareness on reducing and correct disposal of e-waste, and sensitizing people on reducing pollution.

Society

Digital Education

In Q2, we surpassed the public commitment target set for our Conéctate Seguro Program, reaching a total of 769,621 trained children on the safe and creative use of the Internet. The initial target, set in 2018, was 700,000 by 2023.

Earnings Release Q2 2023

Our two other flagship programs are making significant progress. We carried out extensive upgrades to the Conectadas platform and are adding new educational content to expand the scope of digital inclusion through skilling. In the first half of 2023, a total of 74,865 women and girls have been trained by the program. Our Maestr@s Conectad@s program held its first virtual event gathering almost 4,000 participants on June 29. In the first half of 2023, 9,763 teachers were trained by the program.

Governance

On May 31, 2023, the AGM elected the ten Directors proposed by the Nomination Committee. Nine of the ten Directors are Non-Executive and three are women. As detailed in the Nomination Committee's Motivated Statement, the Nomination Committee applies rule 4.1 of the Swedish Corporate Governance Code as its diversity policy. Accordingly, the Committee gives particular consideration to the importance of increased diversity on the Board, including with respect to gender, age, nationality and tenure, as well as depth of experience, professional backgrounds and business disciplines. The Nomination Committee believes that a diverse Board promotes constructive discussion and multiple opinions, views and insights. This enriches decision-making and prevents group-think at the Board level. The Committee further assesses that the composition of the proposed Board is fit-for-purpose in respect of different nationalities and backgrounds and exhibits a solid mix of directors with highly relevant skillsets aligned with Millicom’s strategy.

Millicom is committed to having a Board comprised by at least 30% female Directors, which was fully reflected in the Committee proposal approved by a majority of shareholders at the AGM.

Compliance

During Q2 2023, we launched our flagship Annual Code of Conduct Training to the entire organization, including contracted staff. We have attained great completion rates thus far and expect to fully meet our ESG commitment on this front. This year’s iteration included traditional Compliance topics, such as Anti-Corruption, Gifts & Hospitality, Speak Up, and AML, with an added Data Privacy component. Along with the Annual Code of Conduct Training, we also launched the global Conflicts of Interest campaign, which will be followed by remediation efforts to address declared conflicts.

Video conference details

A video conference to discuss these results will take place on July 27 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 819-5108-0974. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

Earnings Release Q2 2023

Financial calendar

2023

Date	Event
October 26	Q3 2023 results

For further information, please contact

Press:	Investors:
Sofia Corral, Communications Director	Michel Morin, VP Investor Relations
press@millicom.com	Sarah Inmon, Director Investor Relations
investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2023, Millicom, including its Honduras Joint Venture, employed approximately 19,300 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on July 27, 2023.

Earnings Release Q2 2023

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

Earnings Release Q2 2023

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, armed conflict, acts by terrorists, including the impact of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces,including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network, the reintroduction of a share repurchase program and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

Earnings Release Q2 2023

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Earnings Release Q2 2023

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

The following changes were made to some definitions of the Group's non-IFRS financial measures as disclosed in the 2022 Annual Report: the definition of 'EBITDA after leases' has changed from lease cash payments to income statement line items (interest expense and depreciation charge). This does not change the manner in which we calculate Equity Free Cash Flow, but aligns our calculation for leverage purposes with peers. The definition of Net Debt has changed to include derivative financial instruments in order to have a more comprehensive view of our financial obligations. Finally, Home ARPU has changed to include equipment rental in our Home revenue, as these are long-term payment plans.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (EBITDAaL) represents EBITDA after lease expense and depreciation charge.

EBITDA Margin represents EBITDA in relation to Revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Earnings Release Q2 2023

Net financial obligations is Net debt plus lease liabilities.

Leverage is the ratio of net financial obligations over LTM (Last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Leverage after leases is the ratio of net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions and disposals made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers as (x) the total Home revenue (excluding equipment sales and TV advertising) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our 2022 Annual Report for a list and description of non-IFRS measures.

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	Q2 2023	Q2 2023	Q2 2023	Q2 2023
A- Current period	1,393	1,291	515	333
B- Prior year period	1,447	1,315	577	322
C- Reported growth (A/B)	(3.8)%	(1.8)%	(10.8)%	3.3%
D- Perimeter	—%	—%	—%	—%
E- FX and other*	(3.6)%	(3.7)%	(2.9)%	(6.2)%
F- Organic Growth (C-D-E)	(0.2)%	1.9%	(7.9)%	9.5%

*Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

Earnings Release Q2 2023

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	H1 2023	H1 2023	H1 2023	H1 2023
A- Current period	2,762	2,555	1,022	655
B- Prior year period	2,856	2,615	1,141	687
C- Reported growth (A/B)	(3.3)%	(2.3)%	(10.4)%	(4.7)%
D- Perimeter*	—%	—%	—%	1.2%
E- FX and other**	(4.3)%	(4.3)%	(3.4)%	(6.0)%
F- Organic Growth (C-D-E)	1.0%	2.1%	(7.0)%	0.1%

*Capex in H1 2022 included $8 million of capex related to our Africa operations, which are adjusted for in the OCF perimeter line.

**Organic growth is calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

Reconciliation of Net financial obligations to EBITDA as of June 30, 2023

Debt Information - June 30, 2023	Financial obligations				EBITDA	Leverage
$ millions	Gross	Derivative Financial Instruments	Less: Cash	Net
Millicom Group (IFRS)	7,762	51	703	7,110	2,109	3.37x

EBITDA after Leases reconciliation

EBITDA after Leases Reconciliation	Q2 2023	Q1 2023	Q4 2022	Q3 2022
EBITDA	515	507	548	539
Depreciation of right-of-use assets	(45)	(42)	(42)	(42)
Interest expense on leases	(30)	(29)	(29)	(31)
EBITDA after Leases	440	436	476	467

One-off Summary - Items above EBITDA

2023	Q2 2023		H1 2023		Comment (Q2 2023)
($ millions)	Revenue	EBITDA	Revenue	EBITDA
Bolivia	—	2	—	2	Reversal of legal provision
Colombia	—	(10)	—	(17)	Legal provision and Everest restructuring
Panama	—	—	—	(1)	Everest restructuring
Paraguay	—	(2)	—	(3)	Everest restructuring
Corporate	—	(3)	—	(9)	Everest restructuring
Group Total	—	(14)	—	(29)
Honduras (JV)	—	(2)	—	(2)	Everest restructuring

Earnings Release Q2 2023

2022	Q2 2022		H1 2022		Comment (Q2 2022)
($ millions)	Revenue	EBITDA	Revenue	EBITDA
Panama	—	5	—	5	Reversal of legal provision
Colombia	—	(4)	—	(4)	Settlement of interconnection dispute
Group Total	—	1	—	1

ARPU reconciliations

Mobile ARPU Reconciliation	Q2 2023	Q2 2022	H1 2023	H1 2022
Mobile service revenue ($m)	738	751	1,460	1,487
Mobile Service revenue ($m) from non-Tigo customers ($m) *	(12)	(10)	(24)	(21)
Mobile Service revenue ($m) from Tigo customers (A)	726	740	1,436	1,466
Mobile customers - end of period (000)	40,600	39,855	40,600	39,855
Mobile customers - average (000) (B) **	40,583	39,905	40,580	39,871
Mobile ARPU (USD/Month) (A/B/number of months)	6.0	6.2	5.9	6.1

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Home ARPU Reconciliation	Q2 2023	Q2 2022	H1 2023	H1 2022
Home service revenue ($m)	386	399	765	797
Home service revenue ($m) from non-Tigo customers ($m) *	(8)	(8)	(15)	(16)
Home service revenue ($m) from Tigo customers (A)	378	391	750	781
Customer Relationships - end of period (000) **	4,660	4,767	4,660	4,767
Customer Relationships - average (000) (B) ***	4,718	4,765	4,749	4,745
Home ARPU (USD/Month) (A/B/number of months)	26.7	27.3	26.3	27.4

Beginning in Q1 2023 the calculation of Home ARPU now includes equipment rental.

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

OCF (EBITDA- Capex) Reconciliation

Group OCF	Q2 2023	Q2 2022	H1 2023	H1 2022
EBITDA	515	577	1,022	1,141
(-)Capex (Ex. Spectrum)	182	255	367	454
OCF	333	322	655	687

Earnings Release Q2 2023

Capex Reconciliation

Capex Reconciliation	Q2 2023	Q2 2022	H1 2023	H1 2022
Consolidated:
Additions to property, plant and equipment	161	219	315	378
Additions to licenses and other intangibles	67	63	368	192
Of which spectrum and license costs	46	27	317	116
Total consolidated additions	228	282	684	570
Of which capital expenditures related to headquarters	3	5	5	7

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q2 23	Q1 23	QoQ	Q2 22	YoY	Q2 23	Q1 23	QoQ	Q2 22	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	4,474	4,719	5.5%	3,939	(12.0)%	4,191	4,627	10.4%	4,127	(1.5)%
Costa Rica	CRC	548	567	3.5%	680	24.0%	549	546	(0.6)%	692	26.0%
Guatemala	GTQ	7.82	7.83	0.1%	7.70	(1.6)%	7.85	7.80	(0.5)%	7.76	(1.1)%
Honduras	HNL	24.64	24.64	0.0%	24.46	(0.7)%	24.65	24.64	(0.1)%	24.50	(0.6)%
Nicaragua	NIO	36.40	36.30	(0.3)%	35.78	(1.7)%	36.44	36.35	(0.2)%	35.87	(1.6)%
Paraguay	PYG	7,242	7,269	0.4%	6,866	(5.2)%	7,266	7,195	(1.0)%	6,848	(5.8)%

Earnings Release Q2 2023

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q2 2023	Q2 2022	H1 2023	H1 2022
Net cash provided by operating activities	278	291	479	559
Purchase of property, plant and equipment	(201)	(210)	(429)	(406)
Proceeds from sale of property, plant and equipment	4	3	7	7
Purchase of intangible assets	(27)	(41)	(91)	(125)
Purchase of spectrum and licenses	(48)	(19)	(101)	(49)
Proceeds from sale of intangible assets	—	—	—	—
Finance charges paid, net	130	122	287	262
Operating free cash flow	135	146	153	248
Interest (paid), net	(130)	(122)	(287)	(262)
Lease Principal Repayments	(44)	(39)	(84)	(83)
Free cash flow	(38)	(14)	(219)	(98)
Repatriation from joint ventures and associates	14	13	62	27
Dividends paid to non-controlling interests	—	(3)	—	(3)
Equity free cash flow	(24)	(4)	(157)	(73)
Less: Equity free cash flow - Africa	—	(5)	—	(12)
Equity free cash flow - excluding Africa	(24)	1	(157)	(62)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: July 27, 2023